

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2011

Via Facsimile
John F. Gehring
Chief Financial Officer
ConAgra Foods, Inc.
One ConAgra Drive
Omaha, Nebraska 68102

>   **Re: ConAgra Foods, Inc.**
>   **Form 10-K for Fiscal Year Ended May 29, 2011**
>   **Filed July 19, 2011**
>   **Response Letter Dated October 6, 2011**
>   **File No. 001-07275**

Dear Mr. Gehring:

We have reviewed your response letter and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended May 29, 2011

Financial Statements and Supplementary Data, page 36

Note 22. Business Segments and Related Information, page 79

1.   We have reviewed your response to prior comment five. Please further clarify for us why you do not believe the nine business units represent operating segments, as defined in FASB ASC 280-10-50-1. Your response should address, but not necessarily be limited to, the following:

•   Explain to us in further detail how you considered the focus of the Monthly Business Reviews in your determination of operating segments and segment managers. The content of your reports and forecast spreadsheets appear to be an indication that your CODM assesses performance on a business unit basis and that, likewise, "operating activities, financial results, forecasts, [and] plans" are discussed on a business unit basis, with the Consumer Foods and Commercial Foods presidents as segment managers for multiple operating segments as contemplated by FASB ASC 280-10-50-8.

- Explain to us in further detail how you considered the "final approval" of budgets by the CODM in your determination of operating segments. Your response appears to indicate that the budgets provided to the CODM for final approval include information at the business unit level. This final approval appears to be a resource allocation decision and an indication that the business units are operating segments.

- Provide us your most recent three-year strategic plans, as referred to in your response.

- Tell us, and provide us examples of, the operating results information provided to your Board of Directors.

- Describe for us the circumstances when business unit presidents attend your Monthly Business Reviews, as indicated in your response.

Provide us, alternative to the above, an aggregation and reportable segment analysis under FASB ASC 280-10-50-10 through 50-19 if you determine that your business units are operating segments.

You may contact Jennifer O'Brien at (202) 551-3721 or Michael Fay at (202) 551-3812 if you have questions on the comment and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant